June 20, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (740) 622-5389

Mr. Preston W. Bair
Chief Financial Officer
Home Loan Financial Corporation
401 Main Street
Coshocton, OH 43812

Re:	Home Loan Financial Corporation
      Form 10-KSB for the period ended June 30, 2004
	File No.  000-23927

Dear Mr. Bair:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

					Sincerely,



		John P. Nolan
		Accounting Branch Chief